

June 2, 2014

Robert E. Abernathy
Chief Executive Officer
Halyard Health, Inc.
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re: Halyard Health, Inc.**
> **Registration Statement on Form 10**
> **Filed May 6, 2014**
> **File No. 001-36440**

Dear Mr. Abernathy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Form 10

1.   Please file a complete document, including all required exhibits and filling in the blanks currently in exhibit 99.1. Also, include as exhibits the debt arrangements mentioned on page 4 of exhibit 99.1 and the 2014 plan mentioned on page 84 of exhibit 99.1.

2.   We note your statement that exhibit 99.1 shall not be "deemed to be a part hereof" unless specifically incorporated by reference. Please provide us your analysis of how an exhibit to your Form 10 is not a part of your Form 10.

Exhibit 99.1

Formation of Halyard, page 4

3.   Please clarify how the amount of the cash distribution will be determined.

Risk Factors, page 12

4.   We note your disclosure on page 79 that executive officers have been compensated to align their interests with the stockholders of Kimberly-Clark. Please provide us your analysis of whether these interests present a material conflict for your officers after the spinoff.

An inability to obtain key components, page 13

5.   Please provide us your analysis of whether investors can adequately evaluate the impact of this risk if you do not identify the "certain" components that generate this risk, and the portion of your business and the names of the suppliers at issue.

We could incur significant tax liabilities, page 20

6.   We note the first sentence of this risk factor. Please clarify why the IRS will not provide you a letter ruling.

Reasons for the Separation and Distribution, page 26

7.   We note your disclosure that the bullet points in this section "include" some of the potentially negative factors and the potential benefits "among other things." Please disclose all material factors considered by the board. For example, we note the litigation matters mentioned in the last risk factor at the bottom of page 14 as well as on pages 54 and 71. Also, please ensure that your revised disclosure makes clear why the board determined to complete the separation at this time if the conditions supporting the decision have existed previously.

Manner of Effecting the Distribution, page 27

8.   Please tell us how you will determine the number of shares to include in the last blank currently in this section. Provide us your analysis of whether your decision not to issue shares to holders of that number of Kimberly-Clark shares will affect whether the spin-off is *pro rata* per the guidance in Staff Legal Bulletin No. 4 (September 16, 1997).

Treatment of Equity-Based Compensation, page 28

9.   Please provide us your analysis of how the provisions described in this section affect whether the parent shareholders will have the same proportionate interest in the parent and the subsidiary both before and after the spinoff such that the spinoff is *pro rata* per the guidance in Staff Legal Bulletin No. 4.

Trading Between the Record Date and Distribution Date, page 30

10.   Please disclose what happens to "ex-distribution" and "when-issued" trades if you determine not to proceed with the distribution.

Distribution Conditions and Termination, page 30

11.   Refer to the last sentence of this subsection. Please tell us the authority on which you rely to notify investors of material changes only by press release or Form 8-K and not by a revision to this information statement.

Material U.S. Federal Income Tax Consequences, page 32

12.   Please tell us what "possible changes" are relevant as you mention in the second paragraph of this section.

13.   Refer to your disclosure in the last paragraph on page 32 regarding gain "possibly arising" from internal reorganization and required to be taken into account regarding consolidated returns. Please tell us when you will determine these amounts and their materiality.

14.   Please balance your disclosure in the second bullet point of this section with disclosure regarding the treatment of cash received for fractions.

15.   We note your disclosure in the second paragraph following the bullet list regarding disqualification if 50% or more of your stock is issued as part of a plan. Since 100% of your stock is being issued as part of the spinoff plan, please clarify why the distribution would not be disqualified from tax-free treatment.

Our Relationship with Kimberly-Clark After the Distribution, page 34

16.   Please confirm that you will revise the last sentence of the second paragraph to remove any implication that you have not disclosed material terms of the final agreements before the Form 10 is effective.

17.   Please disclose the duration of the agreements, including the Intellectual Property Agreements and the Manufacturing and Supply Agreements. Also, disclose the portion of your products that will be obtained via the manufacturing and supply agreement and the portion of your business affected by the related-party licenses.

Dividend Policy, page 38

18.   We note your disclosure regarding your intention to not pay dividends. With a view toward clarified disclosure in an appropriate section of your document, please tell whether the current plan is that (1) your current parent company will pay a greater percentage of its assets in the form of dividends after the spinoff so that stockholders will continue to receive the same amount of dividends that they received before the spinoff, or (2) stockholders will receive a smaller amounts of dividends after the spinoff.

Description of Material Indebtedness, page 38

19.   Please disclose the material terms of the notes, secured facility credit facility and revolving credit facility you expect to enter into before the distribution.

Results of Operations, page 47

20.   Please quantify the extent to which the agreements to be executed in connection with the spinoff will cause expenses to differ from your historic expenses.

21.   Please discuss the reasons for the changes in the volume of the sales of the products that materially affected your results. From your revised disclosure, it should be clear whether the changes were one-time events or continuing changes.

Net Sales by Geography, page 49

22.   We note your reference to sales in the Middle East. Please tell us in which countries you have sold your product.

Business Segments, page 60

23.   Please tell us the criteria you used to determine which products to highlight on page 61 and on page 63. Tell us how those criteria ensure that your disclosure presents an objectively balanced presentation of your business.

Surgical and Infection Prevention, page 60

24.   Please tell us whether any of the categories mentioned in the tables on pages 61 or 63
        represented 10% or more of your consolidated revenue in any of the last three fiscal
        years. See Regulation S-K Item 101(c)(1)(i).

Distribution, page 65

25.   Please quantify the "substantial portion" of your sales associated with group purchasing
        organization contracts, and disclose when material contracts expire.

Patents, page 68

26.   Please disclose the duration of your material patents. Distinguish between patents that
        you own and patents that you license; disclose how licenses could be terminated, and the
        portion of your business affected by the licenses.

Legal Proceedings, page 71

27.   Please provide the information required by Regulation S-K Item 103 regarding the
        infusion medical device and patent proceedings.

Executive Compensation, page 78

28.   We note the reference in this section to a Kimberly-Clark Form 10-K. Please tell us the
        authority on which you rely to refer readers to another registrant's filing as you have
        done.

29.   Please disclose the amount and terms of your securities that each named executive officer
        will receive as part of the spinoff in respect of the equity compensation that you disclose.

Going Forward, page 83

30.   We note your reference to a benchmarking process. Please clarify the benchmark used
        and how the established compensation was set relative to the benchmark.

31.   Please quantify the "forfeited value" mentioned in the penultimate paragraph on page 84.

Going Forward, page 86

32.   We note your disclosure in the first paragraph that the executive officers will be treated
        as having terminated employment under some of your compensation plans. Please
        quantify the amount that each named executive officer will receive in connection with the
        spinoff as a result of this treatment. Ensure that your response makes clear the extent to

which any of the payments mentioned in the table under "Potential Payments on Termination or Change in Control" are payable in connection with the spinoff.

Summary Compensation Table, page 88

33.   Please show us how the contribution amounts in the tables on pages 90 and 91 are consistent with the amounts under the column entitled "Company Contributions in 2013" on page 99.

Description of Halyard Capital Stock, page 110

34.   Your disclosure may not be qualified by reference to state law. Please revise accordingly.

35.   Please disclose the number of shares of common equity that will be subject to options and warrants or securities convertible into common equity after the spinoff.

Certain Relationships and Related Party Transactions, page 115

36.   Please tell us why this section does not describe the related-party debt mentioned in the first paragraph on page F-14 that exceeded the threshold in Regulation S-K Item 404(a).

Where you can find more information, page 116

37.   Please tell us the purpose of including the Kimberly-Clark web address while disclosing at the end of the first paragraph of this section that the information on that web site is not incorporated by reference. Also, tell us the authority on which you rely for such disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John W. Wesley